

DIVISION OF
CORPORATION FINANCE

January 30, 2009

<u>via U.S. Mail</u>

David W. Williams
Chief Executive Officer and President
Noble Corporation
13135 South Dairy Ashford, Suite 800
Sugar Land, Texas 77478

> **Re:** **Noble Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2008**
> **Supplemental Response Submitted January 28, 2009**
> **File No. 1-31306**

Dear Mr. Williams:

We have reviewed your response letter and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to our prior comment 5. Please disclose in your filing the reasons for the differences in setting the record date for general shareholder meetings and the differences in the requirements for adjournment of shareholder meetings, as described in your supplemental response.

Capitalization, page 56

2.   We reissue our prior comment 2 with respect to the absence of authorized preferred shares in the articles of association of Noble-Switzerland. Please revise your filing to disclose why such articles of association do not contain any provision for preferred stock authorized for issuance by the board of Noble-Switzerland. We note your explanation in that regard at page 3 of your supplemental response dated January 22, 2009.

3.   We note your revised disclosure that immediately after the consummation of the transaction, you expect Noble-Switzerland's authorized share capital and conditional capital each to be approximately 20 million shares greater than what you expect would then be the authorized but unissued share capital of Noble-Cayman. Please disclose whether you have any plans to issue the additional shares.

Preemptive Rights and Preferential Subscription Rights, page 57

4.   We note your response to our prior comment 4 and the disclosure at page 58 of your filing regarding the circumstances in which the board of directors of Noble-Switzerland "is authorized" to withdraw or limit preemptive rights. We also note your disclosure that courts in Switzerland have not addressed whether certain of the reasons described at page 58 qualify as important reasons under Swiss law. Please revise your filing to clarify whether there is uncertainty with respect to whether any of the enumerated circumstances are permitted under Swiss law, and identify any such circumstances for which uncertainty exists.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

<u>via facsimile</u>

Gerald Spedale, Esq.
(713) 229-7734